Exhibit 99.1
Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
Second Quarter of 2008 Report to Shareholders
August 14, 2008
This Management’s Discussion and Analysis (“MD&A”) for Abitibi-Consolidated Inc. (“Abitibi” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended June 30, 2008, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. The Interim Consolidated Financial Statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This document is dated August 14, 2008.
KEY EVENTS
Successful completion of refinancing transactions
On April 1, 2008, Abitibi and its parent company, AbitibiBowater Inc. (“AbitibiBowater”) successfully completed a series of financing transactions designed to address near-term debt maturities and general liquidity needs. The transactions included:
•	The private placement of US$413 million of 13.75% senior secured notes.

•	US$400 million cash proceeds raised from a 364-day senior secured term loan, of which Abitibi has subsequently repaid US$53 million which reduced the outstanding balance to US$347 million.

•	Exchange of US$455 million of unsecured notes retired in exchange for US$293 million of new unsecured notes and US$218 million of cash.

•	US$350 million cash received from AbitibiBowater, together with notes receivable and assumed, in exchange for the sale of Donohue. AbitibiBowater financed this acquisition from a private sale of US$350 million convertible notes.

•	US$695 million bank credit facility repaid and cancelled.
Additional information concerning these financing transactions is presented in the “Liquidity and Capital Resources” section of this MD&A.
Abitibi received net proceeds of $222 million (US$217 million) from the refinancing transactions. Approximately $76 million of this cash is restricted as collateralization of various letters of credit issued by financial institutions. As a result of the refinancing transactions and the repayment and cancellation of the Abitibi credit facility, Abitibi is no longer subject to financial covenants on its recourse debt. Abitibi’s next significant maturity of debt is its US$347 million, 364-day senior secured term loan due March 30, 2009.
Sale of Donohue Corp (“Donohue”)
Until April 1, 2008, Donohue, which indirectly owns the investment in Augusta Newsprint Company and operates the Alabama River newsprint mill, the Snowflake mill, as well as the U.S. recycling operations, was a wholly-owned subsidiary of Abitibi-Consolidated Company of Canada (“ACCC”). On April 1, 2008, ACCC exchanged its interest in Donohue for gross proceeds of approximately $817 million from a subsidiary of AbitibiBowater, our ultimate parent company. The $817 million value of Donohue was determined based on a market value review of the assets.
The exchange of Donohue took place through a series of intracompany transactions comprised of the sale by ACCC of 200,000 common shares and 151,492 preferred shares of Donohue and the transfer of ACCC’s outstanding loans, plus accrued and unpaid interest to Donohue.
An impairment of $421 million related to Donohue’s long-lived assets was recorded prior to the sale of Donohue.
Further discussion is included in Note 6 “Sale of Donohue” to the Financial Statements.

HIGHLIGHTS AND OVERVIEW OF FINANCIAL PERFORMANCE
Consolidated results (in millions of dollars)
Three months ended June 30, 2008 compared to three months ended June 30, 2007

	Second	Favorable/(unfavorable) variance due to				Second
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007
Sales	$794	$(256)	$(46)	$32	$—	$1,064
Cost of sales, excluding amortization	646	209	4	—	1	860
Distribution costs	97	30	—	—	(3)	124
Selling, general and administrative expenses	29	17	—	—	2	48
Closure costs and other related charges	18	—	—	—	(8)	10
Impairment of Donohue long-lived assets	421	—	—	—	(421)	—
Net gain on disposition of assets	(1)	—	—	—	(30)	(31)
Amortization	75	25	—	—	6	106

Operating loss	(491)	$25	$(42)	$32	$(453)	(53)

Interest expense	100					87
Loss (gain) on translation of foreign currencies	(5)					(235)
Other expense (income), net	9					(26)
Income tax expense (recovery)	6					(31)
Share of earnings from investments subject to significant influence	(1)					—
Non-controlling interests	—					4

Net (loss) income	$(600)					$148

Abitibi reported a net loss of $600 million for the second quarter of 2008, compared to net earnings of $148 million for the second quarter of 2007. Abitibi reported an operating loss of $491 million for the second quarter of 2008, compared to an operating loss of $53 million for the second quarter of 2007. The impairment charge of $421 million on the long-lived assets of Donohue, recorded prior to the sale of Donohue, is the principal reason for the increase in the operating loss in the second quarter of 2008 compared to the second quarter of 2007. The sale of Donohue is discussed above and in Note 6, “Sale of Donohue” to the financial statements. The strength of the Canadian dollar compared to the U.S. dollar also impacted Abitibi’s operating results. The Company estimates that this had an unfavorable impact of approximately $42 million on its operating results, compared to the same period last year.
Excluding Donohue sales of $166 million in the second quarter of 2007, sales declined by $104 million in the second quarter of 2008 compared to the second quarter of 2007. This decrease in sales was due to a decline in volume, as well as the impact of the stronger Canadian dollar compared to the U.S. dollar.
Cost of sales was $646 million in the second quarter of 2008, compared to $860 million in the second quarter of 2007, a decline of $214 million for the comparative periods. This decrease was primarily attributable to lower sales volume and operating costs per unit.
Distribution costs were $97 million for the second quarter of 2008 compared to $124 million for the same period in 2007. Excluding Donohue distribution costs of $15 million in the second quarter of 2007, second quarter 2007 distribution costs were $109 million. Distribution costs declined slightly during the comparable periods principally as a result of lower sales volume.
SG&A expenses were $29 million for the second quarter of 2008 compared to $48 million for the second quarter of 2007. Donohue SG&A expenses were $7 million for the second quarter of 2007. The decline is principally the result of efforts to reduce costs, as well as minimal impact due to the decline in sales volume.

Abitibi recorded closure costs and other related charges of $18 million for the second quarter of 2008 as compared to $10 million for the second quarter of 2007. This is discussed more fully in Note 5 “Closure costs and other related charges” to the Financial Statements.
In the second quarter of 2008, the Company recorded impairment charges of $421 million related to the sale of Donohue, which is discussed more fully in Note 6 “Sale of Donohue” to the Financial Statements.
In the second quarter of 2008, total amortization decreased to $75 million compared to $106 million in the second quarter of 2007. This decrease can be partially attributed to the divestiture of Donohue on April 1, 2008, as well as the overall decline in depreciable assets. Donohue amortization costs were $17 million in the second quarter of 2007.
Interest expense increased to $100 million in the second quarter of 2008 from $87 million in the second quarter of 2007. This increase is primarily the result of the refinancing transactions as discussed above.
Abitibi recorded a gain on translation of foreign currencies of $5 million for the second quarter of 2008 as compared to a gain of $235 million for the second quarter of 2007.
Other expense, net was $9 million for the second quarter of 2008 compared to other income, net of $26 million in the second quarter of 2007. During the second quarter of 2008, the Company incurred fees of $57 million related to the April 1, 2008 refinancing transactions, partially offset by a gain of $36 million realized on extinguishment of debt during the period.
Six months ended June 30, 2008 compared to six months ended June 30, 2007

	Six Months	Favorable/(unfavorable) variance due to				Six Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007
Sales	$1,730	$(271)	$(138)	$7	$—	$2,132
Cost of sales, excluding amortization	1,447	231	11	—	14	1,703
Distribution costs	214	33	4	—	(11)	240
Selling, general and administrative expenses	79	3	—	—	13	95
Closure costs and other related charges	21	—	—	—	(2)	19
Impairment of Donohue long-lived assets	421	—	—	—	(421)	—
Net gain on disposition of assets	(1)	—	—	—	(30)	(31)
Amortization	163	26	2	—	24	215

Operating loss	(614)	$22	$(121)	$7	$(413)	(109)

Interest expense	178					173
Loss (gain) on translation of foreign currencies	77					(268)
Other expense (income), net	37					(30)
Income tax expense (recovery)	(70)					(80)
Share of earnings from investments subject to significant influence	(1)					(1)
Non-controlling interests	3					19

Net (loss) income	$(838)					$78

Abitibi reported a net loss of $838 million for the six months ended June 30, 2008, compared to net earnings of $78 million for the six months ended June 30, 2007. Abitibi reported an operating loss of $614 million for the first six months of 2008, compared to an operating loss of $109 million for the same period of 2007. The impairment charge of $421 million on the long-lived assets of Donohue, recorded prior to the sale of Donohue, is the principal reason for the increase in the operating loss in the six months ended June 30, 2008 compared to the six months ended June 30, 2007. The sale of Donohue is discussed above and in Note 6, “Sale of Donohue” to the financial statements. The strength of the Canadian dollar compared to the U.S. dollar also impacted Abitibi’s operating results. The Company estimates that this had an unfavorable impact of approximately $121 million on its operating results, compared to the same period last year.
Excluding Donohue sales of $139 million and $326 million in the 2008 and 2007 periods, sales declined by $215 million. This decrease in sales was due to a decline in volume, as well as the impact of the stronger Canadian dollar compared to the U.S. dollar.

Cost of sales was $1,447 million in the first six months of 2008, compared to $1,703 million in the first six months of 2007, a decrease of $256 million for the comparable periods. This decrease was primarily attributable to lower sales volume and operating costs per unit.
Distribution costs were $214 million for the six months ended June 30, 2008 compared to $240 million for the same period in 2007. Excluding Donohue distribution costs of $14 million and $32 million in the 2008 and 2007 periods, distribution costs were $200 million for the six months ended June 30, 2008 compared to $208 million for six months ended June 30, 2007. Distribution costs declined slightly during the comparable periods principally as a result of lower sales volume.
SG&A expenses were $79 million for the first six months of 2008 compared to $95 million for the first six months of 2007. Excluding Donohue SG&A expenses of $7 million and $15 million in the 2008 and 2007 periods, SG&A expenses were $72 million for the six months ended June 30, 2008 compared to $80 million for the six months ended June 30, 2007. The decline is principally the result of efforts made to reduce costs, as well as minimal impact due to the decline in sales volume.
Abitibi recorded closure costs and other related charges of $21 million for the six months ended June 30, 2008, as compared to $19 million for the six months ended June 30, 2007. This is discussed more fully in Note 5 “Closure costs and other related charges” to the Financial Statements.
In the six months ended June 30, 2008, the Company recorded impairment charges of $421 million related to the sale of Donohue, which is discussed more fully in Note 6 “Sale of Donohue” to the Financial Statements.
In the first six months of 2008, total amortization decreased to $163 million as compared to $215 million in the first six months of 2007. This decrease can be partially attributed to the divestiture of Donohue on April 1, 2008, as well as the overall decline in depreciable assets. Donohue amortization costs were $12 million and $35 million in the six months ended June 30, 2008 and 2007.
Interest expense increased to $178 million in the first six months of 2008 from $173 million in the first six months of 2007. This slight increase is primarily the result of the refinancing transactions as discussed above.
Abitibi recorded a loss on translation of foreign currencies of $77 million for the six months ended June 30, 2008 as compared to a gain of $268 million for the six months ended June 30, 2007.
Other expense, net in the first six months of 2008 was $37 million, compared to other income, net of $30 million in the first six months of 2007. Fees of $68 million associated with the April 1 refinancing transactions are the principal reason for the increase partially offset by a gain of $36 million realized on the extinguishment of debt.
Newsprint
Three months ended June 30, 2008 compared to three months ended June 30, 2007
Newsprint operating results (in millions of dollars)

	Second	Favorable/(unfavorable) variance due to				Second
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$396	$(167)	$(24)	$23	$—	$564
Amortization	35	14	—	—	6	55
Operating loss	(22)	(4)	(20)	—	83	(81)

Sales for the second quarter of 2008 amounted to $396 million, a decrease of $168 million compared to second quarter 2007 sales of $564 million. Excluding Donohue sales of $138 million in the second quarter of 2007, sales declined by $30 million in the second quarter of 2008 compared to the second quarter of 2007. Sales were lower primarily due to a decline in volume, as well as unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars.
Segment operating loss for the second quarter of 2008 was $22 million, as compared to an operating loss of $81 million in the second quarter of 2007. The increase in operating loss is primarily a result of lower sales volume as well as a stronger Canadian dollar compared to the U.S. dollar, partially offset by lower amortization costs.
The Company’s shipments for the second quarter of 2008 were 583,000 tonnes, compared to 827,000 tonnes in the second quarter of 2007. Excluding Donohue shipments of 211,000 tonnes during the second quarter of 2007, shipments were 616,000 tonnes. The decrease in shipments was principally attributable to lower overall sales volume. While North American consumption continued to decline in the second quarter of 2008, the Company continues to seek growth in the stronger international destinations by exporting more newsprint from North America into areas where market conditions are more favorable.
Although the second quarter of 2008 average transaction price was slightly lower than the comparable period in the prior year, the Company’s North American monthly newsprint prices increased significantly from December 2007 to June 2008. Abitibi has successfully implemented each of the announced newsprint price increases including the $25 per tonne increase in November 2007 and the $60 per tonne increase implemented in January through April 2008 of this year. Additionally, during the second quarter of 2008, the Company implemented the North American price increase of $60 per tonne in three equal monthly installments that began in April 2008.
On a per tonne basis, cost of products sold for newsprint in the second quarter of 2008 was marginally higher than in the same period of 2007. The increase in cost was mainly due to spreading fixed costs over a lower volume and higher fiber and energy costs, partially offset by a stronger Canadian dollar, decreasing production costs in Canadian dollars of the Company’s U.S. mills, and lower employee future benefit expense.
Six months ended June 30, 2008 compared to six months ended June 30, 2007
Newsprint operating results (in millions of dollars)

	Six Months	Favorable/(unfavorable) variance due to				Six Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$904	$(152)	$(89)	$4	$—	$1,141
Amortization	84	13	2	—	13	112
Operating (loss) income	(73)	8	(73)	4	48	(60)

Sales for the first six months of 2008 amounted to $904 million, a decrease of $237 million compared to sales of $1,141 million for the first six months of 2007. Excluding Donohue sales of $133 million and $292 million in the 2008 and 2007 periods, sales declined by $78 million. Sales were lower primarily due to a decline in volume, as well as unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars.
Segment operating loss for the first six months of 2008 was $73 million, as compared to an operating loss of $60 million in the first six months of 2007. The increase in the operating loss is primarily due to the unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars.
The Company’s shipments for the first six months of 2008 were 1,392,000 tonnes, compared to 1,606,000 tonnes in the first six months of 2007. Excluding Donohue shipments of 213,000 and 425,000 tonnes in the first six months of 2008 and 2007, shipments were 1,179,000 tonnes in the first six months of 2008 compared to 1,181,000 tonnes in the first six months of 2007. Excluding shipments related to Donohue in both periods, shipments were essentially flat in the comparable periods. As the demand for newsprint in North America has continued to decline, the Company continues to seek growth in the stronger international destinations by exporting more newsprint from North America into areas where market conditions are more favorable.
Although the first six months of 2008 average transaction price was lower than the comparable period in the prior year, the Company’s North American monthly newsprint price has increased significantly from December 2007 to June 2008. Abitibi has successfully implemented each of the announced newsprint price increases including the $25 per tonne increase in November 2007 and the $60 per tonne increase implemented in January through April 2008 of this year. Additionally, during the second quarter of 2008, the Company implemented the North American price increase of $60 per tonne in three equal monthly installments, that began in April 2008.

On a per tonne basis, cost of products sold for newsprint in the first six months of 2008 were lower than in the same period of 2007. The decrease in cost was mainly due to a stronger Canadian dollar, decreasing production costs in Canadian dollars of the Company’s U.S. mills, and lower employee future benefit expense, partially offset by higher fiber and energy costs         .
Newsprint Third Party Data (source: Pulp and Paper Products Council): In the six months ended June 30, 2008, total North American newsprint demand declined 8.3%, compared to the same period last year. North American net exports of newsprint were 0.4% lower than 2007 levels. Total inventories (North American mills and U.S. users) at June 30, 2008 were 334,000 million metric tons, 26.0% lower than June 30, 2007. The days of supply at the U.S. daily newspapers was 47 days at June 30, 2008, flat compared to June 30, 2007. The North American operating rate was 91.5% for the six months ended June 30, 2008.
Specialty Papers
Three months ended June 30, 2008 compared to three months ended June 30, 2007
Specialty Papers operating results (in millions of dollars)

	Second	Favorable/(unfavorable) variance due to				Second
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$297	$(41)	$(18)	$17	$—	$339
Amortization	27	4	—	—	5	36
Operating (loss) income	(7)	2	(9)	—	7	(7)

Sales for the second quarter of 2008 amounted to $297 million, a decrease of $42 million compared to sales in the second quarter of 2007 of $339 million. Excluding Donohue sales of $5 million in the second quarter of 2007, sales declined by $37 million in the second quarter of 2008 compared to the second quarter of 2007. Sales were lower primarily due to a decline in volume, as well as unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars.
Segment operating loss was $7 million in the second quarter of 2008 as compared to an operating loss of $7 million in the second quarter of 2007, unchanged for this comparative periods.
The Company’s shipments of specialty papers totalled 364,000 tonnes in the second quarter of 2008, compared to 413,000 tonnes in the second quarter of 2007. Total demand for uncoated mechanical decreased approximately 12% compared to the second quarter of 2007.
During the second quarter of 2008, the average price for specialty papers in the U.S. was 4.6% higher, compared to the first quarter of 2008. Compared to the second quarter of 2007, the average price in the U.S. was 0.3% lower. Price increases of US$60 per tonne were announced during the fourth quarter of 2007 for most of the Company’s uncoated mechanical grades.
On a per tonne basis, cost of goods sold for specialty papers in the second quarter of 2008 was slightly lower than in the same period of 2007. This was attributable to improving productivity, lower employee future benefits expense and lower maintenance costs, partially offset by higher energy costs.
Six months ended June 30, 2008 compared to six months ended June 30, 2007
Specialty Papers operating results (in millions of dollars)

	Six Months	Favorable/(unfavorable) variance due to				Six Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$620	$(34)	$(59)	$21	$—	$692
Amortization	56	4	—	—	14	74
Operating (loss) income	(27)	—	(58)	21	16	(6)

Sales for the first six months of 2008 amounted to $620 million, a decrease of $72 million compared to sales of $692 million the first six months of 2007. Excluding Donohue sales of $5 million and $10 million in the 2008 and 2007 periods, sales declined by $67 million. Sales were lower primarily due to an unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars, as well as a decline in volume.
Segment operating loss was $27 million in the first six months of 2008 as compared to an operating loss of $6 million in the first six months of 2007. The increase in the operating loss was due primarily to the stronger Canadian dollar, compared to the U.S. dollar as well as lower sales volume, partially offset by lower depreciation.
The Company’s shipments of specialty papers totalled 774,000 tonnes in the first six months of 2008, compared to 814,000 tonnes in the first six months of 2007.
Comparing the six months ended June 30, 2008 to the same period in 2007, the average price in the U.S. was 5.9% lower. Price increases of US$60 per short ton were announced during the fourth quarter of 2007 for most of the Company’s uncoated mechanical grades.
On a per tonne basis, cost of goods sold for specialty papers in the first six months of 2008 were slightly higher than in the same period of 2007. The increase in costs was mainly due to higher energy costs, partially offset by better productivity, lower employee future benefits expense and lower maintenance costs.
Specialty Papers Third Party Data (source: Pulp and Paper Products Council): In the first six months of 2008 compared to the same period in 2007, North American demand for supercalendered high gloss papers was up 1.9%, for lightweight or directory grades was down 5.6% and for standard uncoated mechanical papers was up 9.9%. The industry operating rate was 91.0% in the first six months of 2008 compared to 86.0% for the same period of 2007. North American uncoated mechanical mill inventories were at 18 days supply at June 30, 2008 compared to 24 days supply at June 30, 2007
Wood Products
Three months ended June 30, 2008 compared to three months ended June 30, 2007
Wood Products operating results (in millions of dollars)

	Second	Favorable/(unfavorable) variance due to				Second
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$89	$(48)	$(4)	$(9)	$—	$150
Amortization	9	4	—	—	(2)	11
Operating (loss) income	(13)	4	(2)	(5)	6	(16)

Sales for the second quarter of 2008 amounted to $89 million, a decrease of $61 million compared to sales in the second quarter of 2007 of $150 million. Excluding Donohue sales of $23 million in the second quarter of 2007, sales declined by $38 million. Sales were lower primarily due to a decline in volume.
Segment operating loss was $13 million in the second quarter of 2008, a decrease of $3 million from an operating loss of $16 million in the second quarter of 2007. The decrease was due to lower costs, offset primarily by lower transaction prices.
Shipments of 293 million board feet (“mbf”) in the second quarter of 2008 decreased by 139 mbf compared to 432 mbf of shipments in the second quarter of 2007. The Company’s capacity declined in the second quarter of 2008 due to the continued idling of several facilities.
The decrease in shipments and lower pricing is due primarily to lower demand from a weaker U.S. housing market. The Company is not expecting any significant improvements in the wood products market in the short term. As such, during the first quarter of 2008, the Company announced the curtailment of annualized capacity in the province of Québec and British Columbia. Moreover, downtime experienced at its sawmills was the result of the weak lumber market. During the first quarter of 2008, the Company idled its Mackenzie sawmills for an indefinite period of time, three sawmills in Québec for the entire quarter and reduced production shifts in certain other sawmills, resulting in declines in production.
On a per mbf basis, cost of goods sold for wood products decreased by $29 per mbf. This was primarily due to lower cost of wood, mainly related to the idling of the higher cost sawmills.
Six months ended June 30, 2008 compared to six months ended June 30, 2007
Wood Products operating results (in millions of dollars)

	Six Months	Favorable/(unfavorable) variance due to				Six Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2008

Sales	$175	$(85)	$(12)	$(18)	$—	$290
Amortization	19	6	—	—	(3)	22
Operating (loss) income	(39)	13	(12)	(18)	22	(44)

Sales for the first six months of 2008 amounted to $175 million, a decrease of $115 million compared to sales of $290 million the first six months of 2007. Excluding Donohue sales of $1 million and $24 million in the 2008 and 2007 periods, sales declined by $92 million. Sales were lower primarily due to a decline in volume, lower selling prices, and unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as the Company’s sales are primarily listed in U.S. dollars.
Segment operating loss was $39 million in the first six months of 2008, a decrease of $5 million from an operating loss of $44 million in the first six months of 2007. The decrease was due to lower transaction prices, as well as a stronger Canadian dollar compared to the U.S. dollar.
Shipments of 588 per mbf in the first six months of 2008 decreased by 244 per mbf compared to 831 mbf of shipments in the first six months of 2007. The Company’s capacity has continued to decline in the first six months of 2008 due to the idling and closure of several facilities.
The decrease in shipments and lower pricing is due primarily to lower demand from a weaker U.S. housing market. The Company is not expecting any significant improvements in the wood products market in the short term. As such, during the first quarter of 2008, the Company announced the curtailment of annualized capacity in the province of Québec and British Columbia. Moreover, downtime experienced at its sawmills was the result of the weak lumber market. During the first quarter of 2008, the Company idled its Mackenzie sawmill for an indefinite period of time, idled three sawmills in Québec and reduced production shifts in certain other sawmills, resulting in declines in production.
On a per mbf basis, cost of goods sold for wood products decreased by $39 per mbf. This was primarily due to lower cost of wood, mainly related to the idling of the higher cost sawmills.
Wood Products Third Party Data (source: U.S. Census Bureau): U.S. housing starts decreased 26.9% to 1,066,000 units in the first six months of 2008, compared to 1,458,000 units in the first six months of 2007, and are at their lowest level in approximately 17 years.

Corporate and Other
Three months ended June 30, 2008 compared to three months ended June 30, 2007
Corporate & Other operating results (in millions of dollars)

	Second	Favorable/(unfavorable) variance due to				Second
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$12	$—	$1	$—	$—	$11
Closure costs and other related charges	18	—	—	—	(8)	10
Impairment of Donohue long-lived assets	421	—	—	—	(421)	—
Net gain on disposition of assets	(1)	—	—	—	(30)	(31)
Amortization	4	—	—	—	—	4
Operating (loss) income	(449)	—	(4)	—	(496)	51

The Company excludes hedging, net gain on disposition of assets, closure costs and other related charges, impairment, employee termination costs and merger-related charges from its segment results. Also excluded from segment results are corporate and other items which include general and administrative expenses. These items are analyzed separately from segment results.
Corporate sales were $12 million in the second quarter of 2008 compared to $11 million in the second quarter of 2007, essentially flat.
An impairment charge of $421 million, related to the long-lived assets of Donohue, was recorded prior to the sale of these assets. As discussed in Note 6, “Sale of Donohue” to the Financial Statements, on April 1, 2008, the Company completed the sale of all outstanding common and preferred shares of Donohue (previously a wholly-owned subsidiary of ACCC) to AbitibiBowater. Since the sale was between subsidiaries of the ultimate parent, AbitibiBowater, the sale was recorded at the carrying value of Donohue as of April 1, 2008 (“the continuity-of-interests” method).
Operating loss was $449 million for the three months ended June 30, 2008 compared to operating income of $51 million for the same period in 2007. The decline was principally due to the impairment charge on the long-lived assets of Donohue discussed above.
Six months ended June 30, 2008 compared to six months ended June 30, 2007
Corporate & Other operating results (in millions of dollars)

	Six
	Months	Favorable/(unfavorable) variance due to				Six Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$31	$—	$22	$—	$—	$9
Closure costs and other related charges	21	—	—	—	(2)	19
Impairment of Donohue long-lived assets	421	—	—	—	(421)	—
Net gain on disposition of assets	(1)	—	—	—	(30)	(31)
Amortization	4	—	—	—	3	7
Operating (loss) income	(475)	—	(12)	—	(464)	1

The Company excludes hedging, net gain on disposition of assets, closure costs and other related charges, impairment, employee termination costs and merger-related charges from its segment results. Also excluded from segment results are corporate and other items which include general and administrative expenses. These items are analyzed separately from segment results.
Corporate sales increased to $31 million in the six months ended June 30, 2008 from $9 million in the six months ended June 30, 2008. The $22 million increase in sales is due to the Company’s hedging program that had favourable contributions in the first six months of 2008.

An impairment charge of $421 million, related to the long-lived assets of Donohue, was recorded prior to the sale of these assets. As discussed in Note 6, “Sale of Donohue” to the Financial Statements, on April 1, 2008, the Company completed the sale of all outstanding common and preferred shares of Donohue (previously a wholly-owned subsidiary of ACCC) to AbitibiBowater. Since the sale was between subsidiaries of the ultimate parent, AbitibiBowater, the sale was recorded at the carrying value of Donohue as of April 1, 2008 (“the continuity-of-interests” method).
Operating loss was $475 million for the six months ended June 30, 2008 compared to operating income of $1 million for the same period in 2007. The decline was principally due to the impairment charge on the long-lived assets of Donohue discussed above.
BALANCE SHEET
As of June 30, 2008, total long-term debt amounted to $3,560 million, compared to $3,343 million as of December 31, 2007.
On April 7, 2008, S&P changed its rating on the Company from B to B-. On April 4, 2008, DBRS changed its rating on the Company from BB (low) to B. On March 18, 2008, Moody’s downgraded the rating of the Company from B2 to Caa1. The outlook remains negative.
LIQUIDITY AND CAPITAL RESOURCES
Cash used for operations
Cash used for operating activities totaled $371 million in the first six months of 2008 compared to $215 million in the same period of 2007. The increase in cash used for operations was primarily related to the significant increase in net loss, as well as a reduction in the net gain on disposition of assets and a higher investment in working capital, when compared to the six months ended June 30, 2007. We expect that our goal to export more newsprint from North America to international destinations could have a negative impact on our operating cash flows due to the less favorable terms for international sales versus North American sales.
Cash provided by financing activities
Cash provided by financing activities totaled $108 million for the six months ended June 30, 2008, compared to $320 million for the same period of 2007. The significant decrease in the first six months of 2008 as compared to the same period of 2007 was due to the net impact of the April 1 refinancing transactions.
Cash used for investing activities
Cash provided by investing activities totaled $367 million for the first six months of 2008 compared to cash used in investing activities of $20 million for the first six months of 2007. The increase in cash provided by investing activities was principally due to proceeds received as a result of the sale of Donohue to AbitibiBowater as discussed above and in Note 6, “Sale of Donohue” to the Financial Statements.
The Company intends to limit its capital expenditure program in 2008 to approximately $100 million, of which approximately $48 million is estimated to be for the biomass energy generator at Fort Frances.
Liquidity and Debt
As described in Note 1, “Going Concern,” to the Company’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, the Company experienced a liquidity shortfall and faced significant near-term liquidity challenges at the end of the first quarter of 2008. These circumstances lent substantial doubt as to the ability of Abitibi to meet its obligations as they became due and, accordingly, substantial doubt as to the appropriateness of Abitibi’s use of accounting principles applicable to a going concern. As of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Senior Notes due April 1, 2008 and $154 million (US$150 million) principal amount of its 5.25% Senior Notes due June 20, 2008, issued by Abitibi-Consolidated Company of Canada (“ACCC”), a wholly owned subsidiary of Abitibi. Additionally, the Company had revolving bank credit facilities with commitments totalling $710 million maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008 as described below. While the April 1 refinancings alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties and challenges remain for the Company to overcome including, but not limited to, its ability to repay or to refinance the US$347 million 364-day term facility due on March 30, 2009, to service the considerable debt, including the new debt resulting from the April 1 refinancings, and to overcome its expected ongoing net losses and negative cash flows.

The following series of financing transactions, completed on April 1, 2008, addressed the near-term debt maturities and liquidity challenges of Abitibi.
▪	A private placement by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due April 1, 2011 (“2011 Notes”). The 2011 Notes are guaranteed by Abitibi, Donohue and certain of their subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of, ACCC and its subsidiaries that are guarantors.

▪	A $409 million (US$400 million) 364-day senior secured term loan (“Term Loan”) to ACCC, with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor. On April 15, 2008, ACCC repaid $51 million (US$50 million) of the Term Loan with a portion of the proceeds from the April 10, 2008 sale of Donohue’s Snowflake, Arizona newsprint mill (see note 7 “Assets held for sale and liabilities associated with assets held for sale”) and repaid another $3 million (US$3 million) of the Term Loan with a portion of the proceeds from other debt issuances, which reduced the outstanding balance to $354 million (US$347 million). The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the personal property of Donohue and its subsidiaries (including accounts receivable, inventory and equipment), the pledge of the stock or other equity interest of certain subsidiaries of Donohue and by the real estate relating to our Alabama River newsprint mill. The Term Loan ranks effectively senior to the 2011 Notes and the 2010 Notes (see following paragraph) to the extent of the collateral securing the Term Loan, while the 2011 Notes rank effectively senior to the Term loan and the 2010 Notes to the extent of the collateral securing the 2011 Notes.

▪	A private exchange offer whereby ACCC offered to exchange a combination of new senior unsecured 15.5% notes due July 15, 2010 (“2010 Notes”) and cash for an aggregate of $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The completed exchange consisted of a combination of US$218 million in cash (including accrued interest) and US$293 million of 2010 Notes for 89.4%, 92.1% and 94.8%, respectively, of three series of outstanding notes tendered: (i) US$175 million principal amount of 6.95% senior notes due April 1, 2008, issued by Abitibi, (ii) US$138 million principal amount of 5.25% senior notes due June 20, 2008, issued by ACCC, and (iii) US$142 million principal amount of 7.875% senior notes due August 1, 2009, issued by ACF. The exchange resulted in a debt extinguishment gain of approximately $36 million, which is included in “Other (expense) income, net” on the Consolidated Statements of Operations. The 2010 Notes were issued at a discount of US$82 million. The fair value of the 2010 Notes was determined to be 72% of par, based on observed market prices of the 2010 Notes after they began trading on April 7, 2008 extrapolated backwards to April 1, 2008 based on fluctuations in the observed market prices of comparable outstanding Abitibi public debt. This exchange represents a non-cash financing item of US$211 million.

▪	US$350 million cash received from AbitibiBowater, together with notes receivable and assumed, in exchange for the sale of Donohue. AbitibiBowater financed this acquisition from a private sale of US$350 million convertible notes.

▪	Abitibi’s former bank credit facility was repaid and cancelled.
Abitibi received net proceeds of $222 million (US$217 million) from the refinancing transactions excluding cash held as collateral for late tenders. Approximately $76 million of this cash is restricted as collateralization of various letters of credit issued by financial institutions. This cash is classified as “Other assets”.
Additionally, during the second quarter of 2008, Abitibi repaid US$21 million of 6.95% Notes due April 1, 2008 and US$12 million of 5.25% Notes due June 30, 2008, that were not tendered for exchange in the private exchange offer discussed above.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi, Donohue and their respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
Adoption of new accounting standards
None

Accounting principles issued but not yet implemented
Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 of the Handbook, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principles-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.
The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “estimate”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “forecast”, “target”, “project”, or similar words suggesting future outcomes or statements regarding an outlook. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements may include, but are not limited to, current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets, expected operating results, future production levels, future demand for wood products, future capital expenditures, future debt levels or future asset dispositions. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. These risks and uncertainties include, but are not limited to, Abitibi-Consolidated’s ability to obtain financing or otherwise derive additional liquidity when needed in a timely fashion and on terms acceptable to the Company, if at all, the Company’s ability to reduce newsprint and specialty papers capacity as quickly as anticipated, the Company’s ability to obtain timely contributions to its cost reduction initiatives from the Company’s unionized and salaried employees, the continued strength of the Canadian dollar against the U.S. dollar, industry conditions generally and further growth in alternative media, actions of competitors, the demand for higher margin coated and uncoated mechanical paper, the Company’s ability to realize announced price increases, and the costs of raw materials such as energy, chemicals and fiber. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made. In addition, the following factors relating to the business combination of Abitibi-Consolidated and Bowater under AbitibiBowater, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s results, or those of AbitibiBowater, to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by AbitibiBowater, Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Risk Factors
In addition to the other information set forth in this report, reference is made to the Company’s Management’s Discussion and Analysis in its 2008 Quarterly Report on Form 6-K for the quarter ended March 31, 2008 for a discussion of additional or new risk factors since those discussed in the Company’s audited consolidated financial statements included in the Company’s 2007 Annual Report on Form 20-F.